SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 12 November 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Interim Management Statement

13 November 2012

Trading Update

As expected, and despite the ongoing pressure arising from exceptionally low official interest rates, the Group's Net Interest Margin has started to be positively impacted by the actions taken by the Group to reduce the cost of deposits and other funding and to improve charge rates on loan assets where commercially appropriate and possible.

The Group has continued to reduce its pay rates on customer deposits in the Irish domestic market and deposit volumes have remained resilient.  There are signs that key competitors have begun to reduce their pay rates. In addition, following some easing of competitive intensity in the UK deposit market, the Group has been able to reduce the rate it pays to attract new deposits and to retain existing deposits on roll-over in that market.  Since 30 June 2012, the Group has transferred loan assets amounting to €2.8 billion to BOI UK plc which has facilitated greater balance sheet efficiencies, with consequent reductions in wholesale funding and the reduction of lower yielding liquid assets.

Further progress has been made on disengaging from the exceptional Eligible Liabilities Guarantee Scheme (ELG).  Total liabilities covered by the ELG reduced from €36 billion at 30 June 2012 to less than €28 billion in November 2012 reflecting  the reduction in wholesale funding from the loan asset transfers to BOI UK plc, some further reductions in ELG covered wholesale funding from deleveraging activities and growth in non ELG covered deposits. We have prepared for and are ready for the expiry of the ELG.

Operating costs remain under tight control with our cost reduction initiatives delivering sustainable cost savings.  Staff numbers are reducing in line with our expectations and we expect that the restructuring provision of €66 million taken at 30 June 2012 will be fully utilised by year-end.

Asset Quality

Although the Irish Economy has begun to stabilise, challenging conditions remain.

We continue to actively focus on credit quality and our exposures to the Irish SME sector and our Irish Mortgage book continue to be key priorities.  With regard to our Irish Mortgage book, the pace of arrears formation has continued to reduce and we have continued to formally restructure and modify a significant number of customer mortgages on a sustainable basis.  86% of those customers whose mortgages are currently in formal restructure or modification are fully meeting their revised arrangements.
Our international corporate, unsecured consumer and UK mortgage books have continued to perform relatively well and in line with our expectations.

We maintain our expectation that impairment charges will reduce from the elevated levels experienced in 2011, trending over time towards a more normalised impairment charge as the domestic economy recovers, with the pace of reduction particularly dependent on the performance of our Irish residential mortgage book and of commercial real estate markets.

Funding

The Group has made further progress towards its deleveraging targets with its Loan to Deposit ratio reducing from 136% at June 2012 to less than 130% in November 2012.

Ongoing redemptions and repayments on our loan assets remain in line with our expectations. Customer deposits continue to grow and amount to €74 billion in November 2012 as compared with €71.7 billion at 30 June 2012.

Wholesale funding in November 2012 is €44 billion a reduction of €8 billion compared to June 2012 due to deposit growth, the impact of the transfer of assets to BOI UK plc and ongoing asset deleveraging.  The reduction in wholesale funding includes Monetary Authority drawings of €21 billion which have reduced from €28 billion in June 2012.  Wholesale funding is expected to continue to reduce in the coming months.

Capital

The Group continues to assess the significant impacts on its capital ratios arising from the phased transition to the Basel III capital framework and to develop the range of potential mitigation strategies available to it with respect to such items. Clarification is awaited from regulatory authorities on a number of material technical and other items which could increase the Group's expected loss adjustments and its level of Risk Weighted Assets in relation to any requirement to make credit valuation adjustments for derivatives with corporate counterparties.  In addition, clarification from regulatory authorities on the calculation of risk weightings for SMEs could reduce the Group level of Risk Weighted Assets.  Since 30 June 2012, the discount rate used under IAS 19 to discount the Group's defined benefit pension fund liabilities has reduced such that, despite an increase in asset values, the deficit has increased by €0.6 billion to €1.6 billion. The Group is actively considering actions and mitigants with respect to the Pension deficit. In addition and partly offsetting the Pension deficit increase, the improved funding conditions for the Irish sovereign has benefited the value of the Group's Available for Sale ("AFS") portfolio such that the AFS Reserve improved by €0.5 billion since 30 June 2012 to a positive value of €0.1 billion currently.

The Group's Core Tier 1 ratio (PCAR/EBA basis) was 13.9% at end October 2012.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating  Group Chief Financial Officer                         +353 (0)766 23 5141
Tony Joyce          Head of Group Investor Relations                 +353 (0)766 23 4729
Dan Loughrey     Head of Group Communications                    +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and UK Government together with any changes arising on foot of the Euro Area Summit Statement on 29 June 2012; the impact of further downgrades in the Group's and the Irish Government's credit rating; the availability of customer deposits at sustainable pricing levels to fund the Group's loan portfolio and the outcome of the Group's disengagement from the ELG scheme; development and implementation of the Group's strategy, including the Group's deleveraging plan and the Group's ability to achieve estimated net interest margin increases and cost reductions; property market conditions in Ireland and the UK; the performance and volatility of international capital markets; the potential exposure of the Group to various types of  market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings more generally that may have implications for the Group; the Group's ability to address information technology issues; potential deterioration in the credit quality of the Group's borrowers and counterparties; and implications of the Personal Insolvency Bill 2012 for distressed debt recovery and impairment provisions.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 12 November 2012